Contact: Jonathan Burgin CFO (972) 3-645-5004 jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM TO TRANSFER TO NASDAQ CAPITAL MARKET

TEL-AVIV, Israel - October 1, 2007— RADCOM Ltd. (“RADCOM” or the “Company”) (NASDAQ and TASE: RDCM) today announced that it has received the approval of the Nasdaq Listing Staff to transfer the listing of its shares from the Nasdaq Global Market to the Nasdaq Capital Market. The Company’s shares will be transferred from the Nasdaq Global Market to the Nasdaq Capital Market effective with the market opening on October 1, 2007. RADCOM’s trading symbol on the Nasdaq Capital Market will remain ‘RDCM’. As mentioned in a press release dated September 12, 2007, the Company was provided with a 180 calendar day compliance period, or until March 10, 2008, to regain compliance with the NASDAQ Minimum Bid Price Rule of $1.00 per share. Upon transfer, the Company was afforded the remainder of this period for compliance.

The NASDAQ Capital Market is a continuous trading market that operates in substantially the same manner as The NASDAQ Global Market. The NASDAQ Capital Market is not related to, nor does it operate similarly to the over-the-counter markets including the OTCBB and Pink Sheets. It includes over 550 issuers of a wide range of capitalization sizes. A NASDAQ Capital Market security satisfies all applicable qualification requirements for NASDAQ securities, and all companies listed on The NASDAQ Capital Market must meet certain financial requirements and adhere to NASDAQ's corporate governance standards.

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About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the Nasdaq Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For motoe information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.